SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 8)

FRESH BRANDS, INC.

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(Name of Issuer)

Common Stock, $0.05 par value

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(Title of Class of Securities)

35803U108

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(CUSIP Number)

December 31, 2004

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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13G

CUSIP No. 35803U108	Page 2 of 7

1.	NAME OF REPORTING PERSON

MARSHALL & ILSLEY CORPORATION

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

39-0968604

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

WISCONSIN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

306,295*

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

306,295*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

306,295*
_____________________
*Beneficial ownership of 306,295 shares is specifically disclaimed. See Item 4.

SCHEDULE 13G

CUSIP No. 35803U108	Page 3 of 7

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

Not Applicable

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.2%

12.	TYPE OF REPORTING PERSON

HC

SCHEDULE 13G

CUSIP No. 35803U108	Page 4 of 7

ITEM 1	(a)	NAME OF ISSUER

FRESH BRANDS, INC.

	(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

2215 UNION AVENUE, SHEBOYGAN, WI 53081

ITEM 2	(a)	NAME OF PERSON FILING

MARSHALL & ILSLEY CORPORATION

	(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

770 NORTH WATER STREET, MILWAUKEE, WISCONSIN 53202

	(c)	CITIZENSHIP

WISCONSIN CORPORATION

	(d)	TITLE OF CLASS OF SECURITIES

COMMON STOCK

	(e)	CUSIP NUMBER

35803U108

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

	(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
	(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	[ ]	An investment adviser in accordance with Section 13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with Section 13d-1(b)(1)(ii)(F);

SCHEDULE 13G

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ITEM 3. Continued	(g)	[X]	A parent holding company or control person in accordance with Section 13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings association defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with Section 13d-1(b)(1)(ii)(J).

ITEM 4.	OWNERSHIP

	(a)	Amount Beneficially Owned		306,295*

	(b)	Percent of Class		6.2%

	(c)	Number of Shares as to which the person has:

		(i)	Sole power to vote or to direct the vote	0

		(ii)	Shared power to vote or to direct the vote	306,295*

		(iii)	Sole power to dispose or to direct the disposition of	0

		(iv)	Shared power to dispose or to direct the disposition of	306,295*

*Includes 306,295 shares held in one or more employee benefit plans where Marshall & Ilsley Trust Company N.A., as custodian, may be viewed as having voting or dispositive authority in certain situations pursuant to Department of Labor regulations or interpretations or federal case law.  Pursuant to SEC Rule 13d-4, inclusion of such shares in this statement shall not be construed as an admission that the Reporting Person or its subsidiaries are, for purposes of Sections 13(d) or 13(g) of the Act, the beneficial owners of such securities.

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following       [      ]

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Trust beneficiaries and customers are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the subject securities.  The following person is believed to possess such an interest relating to more than 5% of the class of subject securities:

Fresh Brands Distributing, Inc. Retirement Savings Plan

SCHEDULE 13G

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ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

See Exhibit 1

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not Applicable

ITEM 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of the 11th day of February, 2005.

/s/ Randall J. Erickson
Randall J. Erickson Senior Vice President, General Counsel and Secretary

CUSIP No. 35803U108	Page 7 of 7

Exhibit 1

ITEM 7  INFORMATION

Marshall & Ilsley Corporation is the parent holding company of Marshall & Ilsley Trust Company N.A., a bank as defined in Section 3(a)(6) of the Act.